SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                            THE PENN TRAFFIC COMPANY
                  -------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    707832200
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 1999
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 39 Pages
                             Exhibit Index: Page 19

                                                              Page 2 of 39 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,980,928/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.67%

14       Type of Reporting Person*

                  OO; IA

---------------
/1/ See Item 5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 39 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,980,928/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.67%

14       Type of Reporting Person*

                  IA

---------------
/1/ See Item 5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 39 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,980,928/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.67%

14       Type of Reporting Person*

                  IA

---------------
/1/ See Item 5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 39 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SATELLITE ASSET MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 8,980,928
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   8,980,928
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,980,928

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.67%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 39 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SATELLITE FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 8,980,928
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   8,980,928
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,980,928

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    44.67%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 39 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MARK SONNINO (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  8,980,928
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            8,980,928

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,928

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.72%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 39 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LIEF D. ROSENBLATT (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  8,980,928
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            8,980,928

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,928

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.72%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 39 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GABRIEL NECHAMKIN (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  8,980,928
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            8,980,928

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,928

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.72%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 39 Pages

          This  Statement  on Schedule  13D  relates to shares of Common  Stock,
$0.01 par value per share (the "Shares"), of The Penn Traffic Company (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report that pursuant to the issuance of Shares in connection with the consummation of the Plan of Reorganization of the Issuer, the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.


Item 1.   Security and Issuer.

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1200 State Fair Boulevard, Syracuse, New York, 13221.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Soros Fund Management LLC ("SFM LLC");

          ii)  Mr. George Soros ("Mr. Soros");

          iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

          iv)  Satellite Asset Management, L.P. ("Satellite LP");

          v)   Satellite Fund Management LLC ("Satellite LLC");

          vi)  Mr. Mark Sonnino ("Mr. Sonnino");

          vii) Mr. Lief D. Rosenblatt ("Mr. Rosenblatt"); and

          viii) Mr. Gabriel Nechamkin ("Mr. Nechamkin").

          This Statement relates to the Shares held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and Quota Fund N.V., a Netherlands Antilles corporation ("Quota").

                              The Reporting Persons

          The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

                                                             Page 11 of 39 Pages

          The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

          The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

          SFM LLC serves as principal investment manager to Quantum Partners and Quota, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quota. SFM LLC, on behalf of Quantum Partners and Quota, has granted investment discretion over certain investments, including the Shares, of Quantum Partners and Quota to Satellite LP, pursuant to investment management contracts between Quantum Partners and Satellite LP (the "Quantum Partners-Satellite Contract") and between Quota and Satellite LP (the "Quota-Satellite Contract"). None of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares held for the accounts of Quantum Partners and Quota.

          Satellite LP is an investment advisory firm organized as a Delaware limited partnership. Satellite LLC, a Delaware limited liability company, is the general partner of Satellite LP. Each of Satellite LP and Satellite LLC has its principal office at 888 Seventh Avenue, 29th Floor, New York, New York 10106. Satellite LP's principal business is to serve, pursuant to contract, as the principal investment manager to several private investment companies. Satellite LLC's principal business is to serve as general partner of Satellite LP. Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin are Managing Members of Satellite LLC and as such, may be deemed to have investment discretion over the Shares held for the accounts of Quantum Partners and Quota. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of the Managing Members of Satellite LLC.

          Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the accounts of Quantum Partners and Quota. Pursuant to regulations promulgated under Section 13(d) of the Act, Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin, in their capacity as Managing Directors of Satellite LLC, each may be deemed a beneficial owner of the Shares held for the accounts of Quantum Partners and Quota.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to the Plan of  Reorganization  (the "Plan") of the Issuer, a
copy of which is incorporated by reference hereto as Exhibit D, upon consummation of the Plan, holders of Senior Note Claims (as defined in the Plan) became entitled to receive Shares in respect of such securities. As a result of Quantum Partners' and Quota's ownership of Senior Note Claims, an aggregate of 7,802,192 and 1,178,736 Shares were issued on July 29, 1999 to Quantum Partners' and Quota, respectively.

          The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by reference to the Plan (attached as Exhibit D to this Initial Statement), which is incorporated herein by reference.

                                                             Page 12 of 39 Pages


          The securities held for the accounts of Quantum Partners and Quota may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners and/or Quota were acquired or disposed of for investment purposes. Neither the Reporting Persons, except as otherwise provided below, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          As directors of the Issuer, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin may have influence over the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, or to propose to take any action as described in subparagraphs (a) through (j) of Item 4 of Schedule 13D to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) As a consequence of SFM LLC's ability to terminate the Quantum Partners - Satellite Contract and the Quota-Satellite Contract with respect to all investments, including those involving the Shares held for the account of each of Quantum Partners and Quota, and acquire voting and dispositive power over the Shares held for the accounts of each of Quantum Partners and Quota within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 7,802,192 Shares held for the account of Quantum Partners and 1,178,736 Shares held for the account of Quota. In total, each of SFM LLC, Mr. Soros and Mr.
Druckenmiller may be deemed the beneficial owner of 8,980,928 Shares (approximately 44.67% of the total number of Shares outstanding).

               (ii) Each of Satellite LP and Satellite LLC may be deemed the beneficial owner of 8,980,928 Shares (approximately 44.67% of the total number of Shares outstanding). This number includes (A) 7,802,192 Shares held for the account of Quantum Partners and (B) 1,178,736 Shares held for the account of Quota.

               (iii) Mr. Sonnino may be deemed the beneficial owner of 9,000,928 Shares (approximately 44.72% of the total number of Shares outstanding assuming exercise of the director's options held for his account). This number includes
(A) 7,802,192 Shares held for the account of Quantum Partners, (B) 1,178,736 Shares held for the account of Quota and (C) 20,000 Shares issuable upon exercise of director's options held for his own account.

               (iv) Mr. Rosenblatt may be deemed the beneficial owner of 9,000,928 Shares (approximately 44.72% of the total number of Shares outstanding assuming exercise of the director's options held for his account). This number

                                                             Page 13 of 39 Pages

includes (A) 7,802,192 Shares held for the account of Quantum Partners, (B) 1,178,736 Shares held for the account of Quota and (C) 20,000 Shares issuable upon exercise of director's options held for his own account.

               (v) Mr. Nechamkin may be deemed the beneficial owner of 9,000,928 Shares (approximately 44.72% of the total number of Shares outstanding assuming exercise of the director's options held for his account). This number includes
(A) 7,802,192 Shares held for the account of Quantum Partners, (B) 1,178,736 Shares held for the account of Quota and (C) 20,000 Shares issuable upon exercise of director's options held for his own account.

          (b) (i) The power to direct the voting and disposition of the Shares held for the account of each of Quantum Partners and Quota is currently vested in Satellite LP pursuant to the Quantum Partners- Satellite Contract and Quota-Satellite Contract, respectively. SFM LLC has the contractual authority on behalf of each of Quantum Partners and Quota to terminate the Quantum Partners-Satellite Contract and Quota-Satellite Contract, within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the voting and dispositive power held by Satellite LLC, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, with respect to the Shares held for the account of Quantum Partners and Quota.

               (ii) Each of Satellite LP and Satellite LLC (by virtue of the Quantum Partners-Satellite Contract and the Quota-Satellite Contract) may be deemed to have the sole power to direct the voting and disposition of the 7,802,192 Shares held for the account of Quantum Partners and the 1,178,736 Shares held for the account of Quota.

               (iii) Each of Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin, as a result of their positions with Satellite LLC may be deemed to have the shared power to direct the voting and disposition of the 7,802,192 Shares held for the account of Quantum Partners and the 1,178,736 Shares held for the account of Quota.

               (iv) Mr. Sonnino has the sole power to direct the voting and disposition of the 20,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

               (v) Mr. Rosenblatt has the sole power to direct the voting and disposition of the 20,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

               (vi) Mr. Nechamkin has the sole power to direct the voting and disposition of the 20,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

          (c) Except as described in Item 3 and Annex B hereto, there have been no transactions effected with respect to the Shares since June 10, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (ii) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quota in accordance with their ownership interests in Quota.

          (e)       Not applicable.

                                                             Page 14 of 39 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          In connection with the consummation of the Plan, each of Quantum Partners and Quota entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer (a copy of which is attached hereto as Exhibit E and incorporated herein by reference in response to this
Item 6) pursuant to which the Issuer has agreed to grant registration rights with respect to certain securities.

          Pursuant to Section 2 of the Registration Rights Agreement, the Issuer shall cause to be filed a Registration Statement under the Securities Act of 1933 covering Registrable Securities (as defined therein) and providing for the sale of the Registrable Securities held by Quantum Partners or Quota.

          Pursuant to Section 3 of the Registration Rights Agreement if a majority of the Board of Directors of the Issuer determine, in their good faith reasonable judgment, that to maintain the effectiveness of the Shelf Registration or permit the Shelf Registration to become effective would create a Disadvantageous Condition (as defined therein), the Issuer may, subject to certain conditions, suspend or withdraw the Shelf Registration.

          The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement (attached as Exhibit E to this Initial Statement), which is incorporated herein by reference.

          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as described above and in Items 3 and 4, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          C. Joint Filing Agreement dated August 9, 1999 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller, Satellite Asset Management, L.P., Satellite Fund Management LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin.

          D. Joint Plan of Reorganization as amended (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated May 27, 1999, Commission File Number 1-9930) and incorporated herein by reference.

          E. Registration Rights Agreement dated June 29, 1999 by and among the Issuer, Quantum Partners and Quota.

                                                             Page 15 of 39 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     August 9, 1999


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact

                                                             Page 16 of 39 Pages



                                        SATELLITE ASSET MANAGEMENT, L.P.

                                        By:  Satellite Fund Management LLC
                                             its General Partner

                                        By:  /S/ LIEF D. ROSENBLATT
                                             ----------------------------------
                                             Lief D. Rosenblatt
                                             Managing Member


                                        SATELLITE FUND MANAGEMENT LLC

                                        By:  /S/ LIEF D. ROSENBLATT
                                             ----------------------------------
                                             Lief D. Rosenblatt
                                             Managing Member


                                        MARK SONNINO

                                        /S/ MARK SONNINO
                                        ---------------------------------------


                                        LIEF D. ROSENBLATT

                                        /S/ LIEF D. ROSENBLATT
                                        ---------------------------------------


                                        GABRIEL NECHAMKIN


                                        /S/ GABRIEL NECHAMKIN
                                        ---------------------------------------

                                                             Page 17 of 39 Pages


                                     ANNEX A



          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC.


                              Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                                 L. Kevin Dann
                                 Gary Gladstein
                                   Ron Hiram
                               Robert K. Jermain
                                Sheldon Kasowitz
                                David N. Kowitz
                                  Carson Levit
                              Alexander C. McAree
                                  Paul McNulty
                                  Steven Okin
                                   Frank Sica
                                 Sean C. Warren

          Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

          To the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Shares.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 18 of 39 Pages


                                     ANNEX B



          The following is a list of all of the persons who serve as Managing Members of Satellite LLC and the Shares held, if any.


                                                              Underlying Shares
                                                              -----------------

Mark Sonnino                                                           20,000
Lief D. Rosenblatt                                                     20,000
Gabriel Nechamkin                                                      20,000


          Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Member of Satellite LLC, and each has a business address c/o Satellite Fund Management LLC, 888 Seventh Avenue, 29th Floor, New York, New York 10106.

          To the best of the Reporting Persons' knowledge:

          (a)       The  Shares   reported   above   represent  the   underlying
securities of Director's Options issued in connection with such Director's appointment to the Board of Directors of the Issuer.

          (b) Each of the persons listed above (i) holds the securities (exercisable into the Shares reported above) for his own account and (ii) has the sole power to vote or dispose of such securities.

                                                             Page 19 of 39 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney dated as of January 1, 1997 granted by Mr.
          George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
          C. Neus.....................................................     20

B.        Power of Attorney dated as of January 1, 1997 granted by Mr.
          Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus.........................................     21

C.        Joint  Filing  Agreement  dated  August 9, 1999 by and among
          Soros Fund Management LLC, Mr. George Soros, Mr. Stanley F. Druckenmiller, Satellite Asset Management, L.P., Satellite
          Fund  Management   LLC,  Mr.  Mark  Sonnino,   Mr.  Lief  D.
          Rosenblatt, and Mr. Gabriel Nechamkin.......................     22

D.        Joint Plan of  Reorganization  as amended  (filed as Exhibit
          2.1 to The Penn Traffic Company's Current Report on Form 8-K dated May 27, 1999, Commission File Number 1-9930) and incorporated herein by reference

E.        Registration  Rights  Agreement  dated June 29,  1999 by and among The Penn  Traffic  Company,  Quantum  Partners LDC and
          Quota Fund N.V..............................................     24